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October 26, 2005

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 United States
Re:	Comment Letter—GlaxoSmithKline PLC (“GSK”) Annual Report on Form 20-F for 2004

Dear Mr. Rosenberg:

I appreciate the opportunity to speak with your colleague, Sasha Parikh, earlier today in connection with your comment letter dated October 19, 2005 containing comments on GSK’s response letter dated September 1, 2005. As requested, this is a brief note to indicate that GSK intends to respond to those comments by November 25, 2005.

Although the comments are not extensive, the preparation of appropriate responses will require the involvement of a number of GSK executives and financial and legal department staff, as well as members of the GSK audit team from PricewaterhouseCoopers and outside counsel. Arranging for this involvement in order to meet the requested deadline would be difficult, particularly since many of these individuals are currently engaged in preparing GSK’s third quarter earnings release.

Mr. Jim B. Rosenberg, p. 2

You can reach either me, or my colleague Adam Schneider, at my number above. Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Ms. Sasha Parikh, Securities and Exchange Commission
Ms. Lisa Vanjoske, Securities and Exchange Commission
Mr. Christopher Buckley, GlaxoSmithKline PLC
Mr. Simon Friend, PricewaterhouseCoopers
Mr. Adam Schneider, Cleary Gottlieb Steen & Hamilton LLP